

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2023

William Ralston
Chief Executive Officer
SinglePoint Inc.
2999 North 44th Street Suite 530
Phoenix, AZ

> **Re: SinglePoint Inc.**
> **Registration Statement on Form S-1**
> **Filed February 1, 2023**
> **File No. 333-269516**

Dear William Ralston:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Brian Fetterolf at 202-551-6613 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Andrew J. Terjesen